As filed with the Securities and Exchange Commission on June 27, 2001

                                                                REGISTRATION NO.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                         NEW HAMPSHIRE INDUSTRIALS INC.
                 (Name of Small Business Issuer in its charter)

           NEVADA                           6770                 76-0616469
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL  (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER) IDENTIFICATION NO.)

                               2400 LOP 35, #1502
                               ALVIN, TEXAS 77512
        (Address, including postal code, of principal executive offices)

                                 (281) 331-5580
                    (Telephone number, including area code)

        SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: None

    SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: Common Stock,
                                $0.001 Par Value


       AGENT  FOR  SERVICE:                            WITH  A COPY  TO:
  EDWARD  L.  BEST,  PRESIDENT                        JAMES  L.  VANDEBERG
NEW  HAMPSHIRE  INDUSTRIALS  INC.              OGDEN  MURPHY  WALLACE,  P.L.L.C.
     2400  LOP  35,  #1502                     1601  FIFTH  AVE.,  SUITE  2100
     ALVIN,  TEXAS  77512                        SEATTLE,  WASHINGTON  98101
       (281)  331-5580                                 (206)  447-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART  I

Item  1.  Description  of  business . . . . . . . . . . . . . . . . . . . .   1

Item  2.  Management's  discussion  and  analysis  or  plan  of operation .   7

Item  3.  Description  of  property . . . . . . . . . . . . . . . . . . . .   9

Item  4.  Security  ownership of certain beneficial owners and management .   9

Item 5.  Directors and executive officers, promoters and control persons. .  10

Item  6.  Executive  compensation . . . . . . . . . . . . . . . . . . . . .  10

Item  7.  Certain  relationships  and  related  transactions. . . . . . . .  10

Item  8.  Description  of  securities . . . . . . . . . . . . . . . . . . .  10

PART  II

Item  1.  Market price of and dividends on the registrant's common equity and related  stockholder  matters. . . . . . . . . . . . . . . . . .  12

Item  2.  Legal  proceedings. . . . . . . . . . . . . . . . . . . . . . . .  12

Item  3.  Changes  in  and  disagreements  with  accountants. . . . . . . .  12

Item  4.  Recent  sales  of  unregistered  securities . . . . . . . . . . .  12

Item  5.  Indemnification  of  directors  and  officers . . . . . . . . . .  14

PART  F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

PART  III

Item  1.  Index  to  exhibits . . . . . . . . . . . . . . . . . . . . . . .  15

                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS
--------------------------------------

GENERAL

     New Hampshire Industrials Inc. was incorporated under the laws of the State of Nevada on August 19, 1999, and is in its early developmental and promotional stages. To date, New Hampshire Industrials' only activities have been organizational, directed at acquiring its principal asset, raising its initial capital and developing its business plan. New Hampshire Industrials has not commenced commercial operations. New Hampshire Industrials has no full time employees and owns no real estate. New Hampshire Industrials' business plan is to market high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients.

ACQUISITION  OF  THE  LICENSE

     On August 21, 1999, New Hampshire Industrials acquired a sub-license agreement with David R. Mortenson & Associates (the "license"). The license grants an exclusive right to distribute Vitamineralherb.com products to health and fitness professionals in the states of New Hampshire and Vermont via the Internet. New Hampshire Industrials acquired the license under the terms of a settlement agreement by and between New Hampshire Industrials and Mortenson & Associates, an affiliate of Vitamineralherb.com. Mortenson & Associates had granted New Hampshire Industrials a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for remediation of sewage and waste water in septic tanks and waste water treatment facilities. Mortenson & Associates acquired its right to sublicense Biocatalyst to New Hampshire Industrials from NW Technologies Inc. As a result of a legal dispute between Mortenson & Associates' principal and NW Technologies, Mortenson & Associates was unable to fulfill its obligations to New Hampshire Industrials under the license. Under the terms of the settlement agreement, Vitamineralherb.com, an affiliate of Mortenson & Associates, granted to New Hampshire Industrials the license to distribute Vitamineralherb.com products in part for its agreement not to pursue its claims against Mortenson & Associates.

THE  LICENSE

     New Hampshire Industrials has a three-year license to market and sell vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients. New Hampshire Industrials' territory are the states of New Hampshire and Vermont. The license will be automatically renewed unless New Hampshire Industrials or Vitamineralherb.com gives the other notice of its intent not to renew.

     Vitamineralherb.com has agreed to provide certain business administrative services to New Hampshire Industrials, including product development, store


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
inventory, website creation and maintenance, establishment of banking liaisons, and development and maintenance of an order fulfillment system, thereby enabling New Hampshire Industrials to focus strictly on marketing and sales. Some services, such as development of the website and the order fulfillment system will be provided by Vitamineralherb.com, while others, such as product development and store inventory, will be provided by the product supplier. Vitamineralherb.com sets the price for products based on the manufacturer's price, plus a mark up, which Vitamineralherb.com and New Hampshire Industrials share equally.

     New Hampshire Industrials and its customers will also be able to request quotes for and order custom-formulated and custom-labeled products via the website. Three different labeling options are available to customers. First, products may be ordered with the manufacturer's standard label with no customization. Second, the fitness or health professional may customize the labels by adding its name, address, and phone number to the standard label. In most cases, these labels would be a standardized label with product information and a place on the label for the wording "Distributed by." This gives these health and fitness professionals a competitive edge. Third, labels may be completely customized for the health or fitness professional.

     When a fitness or health professional becomes a client, New Hampshire Industrials' salesperson will show the client how to access the Vitamineralherb website. The client is assigned an identification number that identifies it by territory, salesperson, and business name, address, and other pertinent information. The health or fitness professional may then order the products it desires directly through the Vitamineralherb.com website. It is anticipated that the customer will pay for the purchase with a credit card, electronic check ("e-check"), or debit card. All products will be shipped by the manufacturer directly to the professional or its clients.

     The website is maintained by Vitamineralherb.com, and each licensee pays an annual website maintenance fee of $500. All financial transactions are handled by Vitamineralherb.com's Internet clearing bank. The Vitamineralherb webmaster downloads e-mail orders several times a day, checks with clearing bank for payment and then submits the product order and electronic payment to International Formulation and Manufacturing. Vitamineralherb.com then forwards the money due New Hampshire Industrials via electronic funds transfer, Vitamineralherb's software tracks all sales through the customer's identification number, and at month end, e-mails to New Hampshire Industrials and customer a detailed report including sales commissions. Vitamineralherb has indicated that it will use e-commerce advertising such as banner ads on major servers and websites, as well as trying to insure that all major search engines pick Vitamineralherb.com first. Sales originating from the website to customers located in New Hampshire and Vermont will automatically be assigned to New Hampshire Industrials.

BACKGROUND  ON  THE  MANUFACTURER  AND  DISTRIBUTOR

     On June 9, 1999, Vitamineralherb.com entered into a manufacturing agreement with International Formulation and Manufacturing, Inc., a nutraceuticals manufacturing firm, located in San Diego, California, USA. International Formulation and Manufacturing is a contract manufacturer of vitamin, mineral, nutritional supplement, and alternative health products for various marketing organizations; International Formulation and Manufacturing does no retail marketing. In addition to a line of standard products, International Formulation and Manufacturing is able to manufacture custom blended products for customers. International Formulation and Manufacturing also has the capability to supply privately labeled products for New Hampshire Industrials' customers at a minimal added cost.

IMPLEMENTATION  OF  BUSINESS  PLAN:  MILESTONES

     New  Hampshire  Industrials'  current  business  plan  involves  selling
Vitamineralherb.com products to targeted markets. It intends to employ salespeople to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients what New Hampshire Industrials' believes are high-quality, low-cost vitamins, minerals, nutritional supplements and other health and fitness products. These professionals would sell the products to their clients via the Internet. New Hampshire Industrials will achieve implementation of its business plan by meeting the following milestones:

     Milestone 1: Hire Salespeople. New Hampshire Industrials will engage salespeople or a commission sales firm to market the products. New Hampshire Industrials expects that it may hire two salespeople during its first year of operation. The hiring process would include running advertisements in the local newspaper and conducting interviews. New Hampshire Industrials anticipates that hiring the salespeople may take four to eight weeks and estimates that the cost of the salespeople, not including compensation, will be $20,000.

     Milestone 2: Establish an Office. New Hampshire Industrials would then have to establish an office or offices for the sales force in the appropriate market or markets. This would include an office, equipment such as computers and telephones, and sample inventory for the salespeople. New Hampshire Industrials anticipates that it may take eight to twelve weeks to locate acceptable office space and select and purchase equipment. The expense of office rental, equipment and inventory samples is estimated to be $45,000 per year.

     Milestone 3: Development of Advertising Campaign. The next step would be to develop an advertising campaign, including establishing a list of prospects based on potential clients identified in the market survey, and designing and printing sales materials. New Hampshire Industrials anticipates that it would take approximately six to ten weeks to develop the advertising campaign, although, depending on the availability of resources, New Hampshire Industrials will attempt to develop its advertising campaign concurrently with establishing an office. The cost of developing the campaign is estimated at approximately $12,000 per year.

     Milestone 4. Implementation of Advertising Campaign/Sales Calls. Implementation of the advertising campaign would begin with mailing the sales materials to the identified list of prospects. Approximately two to four weeks thereafter, the salespeople would begin telephone follow ups and scheduling of sales calls. Although it will be necessary to make sales calls throughout the life of the company, it is estimated that the first round of sales calls will take approximately eight to twelve weeks to complete. The cost of salary and expenses for two salespeople is estimated at $248,000 per year.

     Milestone 5: Achieve Revenues. It is difficult to quantify how long it will take to convert a sales call into actual sales and revenues. New Hampshire Industrials will not begin receiving orders until its sales force is able to convince potential clients to begin offering such products to their customers, or to convert from an existing supplier. New Hampshire Industrials hopes that clients would begin placing orders within weeks of a sales call, but it may take several months before people begin to purchase products. Moreover, customers may not be willing to pay for products at the time they order, and may insist on buying on account, which would delay receipt of revenues another month or two.

     No commitments to provide additional funds have been made by management or shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to New Hampshire Industrials or at all.

INDUSTRY  BACKGROUND

     The Internet has become an increasingly significant medium for communication, information and commerce. According to NUA Internet Surveys, as of February 2000, there were approximately 275.5 million Internet users worldwide. At the IDC Internet Executive Forum held on September 28-29, 1999, IDC stated that in 1999 US $109 billion in purchases involved the Internet. IDC's vice president, Sean Kaldor, indicated that figure is expected to increase more than ten-fold over the next five years to US $1.3 trillion in 2003, with $842 million completed directly over the world-wide web. New Hampshire Industrials believes that this dramatic growth presents significant opportunities for online retailers.

     In recent years, a growing awareness of vitamins, herbs, and other dietary supplements by the general public has created a whole new segment in the field of medicine and health care products. According to Jupiter Communications, online sales of such products are expected to be US $434 million in the year 2003, up from $1 million in 1998. New Hampshire Industrials believes that several factors are driving this growth, including a rapidly growing segment of the population that is concerned with aging and disease, a growing interest in preventative health care, favorable consumer attitudes toward alternative health products and a favorable regulatory statute, the Dietary Supplement Health and Education Act of 1994.

COMPETITION

     The electronic commerce industry is new, rapidly evolving and intensely competitive, and New Hampshire Industrials expects competition to intensify in the future. Barriers to entry are minimal and current and new competitors can launch sites at a relatively low cost. In addition, the vitamin, supplement, mineral and alternative health product market is very competitive and highly fragmented, with no clear dominant leader and increasing public and commercial attention.

     New Hampshire Industrials' competitors can be divided into several groups including:

     - traditional vitamins, supplements, minerals and alternative health products retailers;

     - the online retail initiatives of several traditional vitamins, supplements, minerals and alternative health products retailers;

     - online retailers of pharmaceutical and other health-related products that also carry vitamins, supplements, minerals and alternative health products;

     - independent online retailers specializing in vitamins, supplements, minerals and alternative health products;

     - mail-order and catalog retailers of vitamins, supplements, minerals and alternative health products, some of which have already developed online retail outlets; and

     - direct sales organizations, retail drugstore chains, health food store merchants, mass market retail chains and various manufacturers of alternative health products.

     Many of New Hampshire Industrials' potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than New Hampshire Industrials has. In addition, an online retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other electronic services increases. Competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than New Hampshire Industrials does. Increased competition may result in reduced operating margins and loss of market share.

     New Hampshire Industrials believes that the principal competitive factors in its market are:

     -    ability  to  attract  and  retain  customers;

     -    breadth  of  product  selection;

     -    product  pricing;

     -    ability  to  customize  products  and  labeling;

     -    quality  and  responsiveness  of  customer  service.

     New Hampshire Industrials believes that it can compete favorably on these factors. However, New Hampshire Industrials will have no control over how successful its competitors are in addressing these factors. In addition, with little difficulty, New Hampshire Industrials' online competitors can duplicate many of the products or services offered on the Vitamineralherb.com site.

New Hampshire Industrials believes that traditional retailers of vitamins, supplements, minerals and other alternative health products face several challenges in succeeding:

     - Lack of convenience and personalized service. Traditional retailers have limited store hours and locations. Traditional retailers are also unable to provide consumers with product advice tailored to their particular situation.

     - Limited product assortment. The capital and real estate intensive nature of store-based retailers limit the product selection that can be economically offered in each store location.

     - Lack of Customer Loyalty. Although the larger traditional retailers often attract customers, many of these customers are only one-time users. People are often attractive to the name brands, but find the products too expensive. It is understood that these are quality products and have value, but the multilevel structure of marketing often employed by large retailers mandate high prices.

     As a result of the foregoing limitations, New Hampshire Industrials believes there is significant unmet demand for an alternative shopping channel that can provide consumers of vitamins, supplements, minerals and other alternative health products with a broad array of products and a convenient and private shopping experience.

     New Hampshire Industrials hopes to attract and retain consumers through the following key attributes of its business:

     - Broad Expandable Product Assortment. New Hampshire Industrials' product selection is substantially larger than that offered by store-based retailers.

     - Low Product Prices. Product prices can be kept low due to volume purchases through New Hampshire Industrials' affiliation with Vitamineralherb.com and other licensees. Product prices will also be lower due to New Hampshire Industrials' lack of need of inventory and warehouse space. All products are shipped from International Formulation and Manufacturing's inventory.

     - Accessibility to Customized Products. At minimal cost, health and fitness practitioners may offer their customers customized products.

     - Access to Personalized Programs. Health or fitness professional can tailor vitamin and dietary supplement regimes to their clients.

REGULATORY  ENVIRONMENT

     The manufacturing, processing, formulating, packaging, labeling and advertising of the products New Hampshire Industrials sells may be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

     In general, existing laws and regulations apply to transactions and other activity on the Internet; however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet. Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in New Hampshire Industrials' sales.


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
EMPLOYEES

     New Hampshire Industrials is a development stage company and currently has no employees. New Hampshire Industrials is currently managed by Edward Best, its sole officer and director. New Hampshire Industrials looks to Mr. Best for his entrepreneurial skills and talents. For a complete discussion of Mr. Best's experience, please see "Directors and Executive Officers." Management plans to use consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future. New Hampshire Industrials may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees. A portion of any employee compensation likely would include the right to acquire stock in New Hampshire Industrials', which would dilute the ownership interest of holders of existing shares of its common stock.

REPORTS  TO  SECURITY  HOLDERS

     New Hampshire Industrials has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended. Following the effective date of this registration statement, New Hampshire Industrials will be required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended. New Hampshire Industrials will file annual, quarterly and other reports with the Securities and Exchange Commission. New Hampshire Industrials will also be subject to the proxy solicitation requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will furnish an annual report with audited financial statements to its stockholders.

AVAILABLE  INFORMATION

     Copies of this registration statement may be inspected, without charge, at the SEC's public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0300 for further information on the operation of its public reference room. In addition, copies of this material also should be available through the Internet by using the SEC's Electronic Data Gathering, Analysis and Retrieval System, which is located at http://www.sec.gov.
                                 ------------------

ITEM  2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
--------------------------------------------------------------------

     The following discussion and analysis of New Hampshire Industrials' financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

     This registration statement contains forward-looking statements, the accuracy of which involve risks and uncertainties. Words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions are used to identify forward-looking statements. This registration statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the potential markets for Vitamineralherb products. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement. New Hampshire Industrials' actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by New Hampshire Industrials described elsewhere in this registration statement. The following discussion and analysis should be read in


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
conjunction with New Hampshire Industrials' financial statements and notes thereto and other financial information included elsewhere in this registration statement.

PLAN  OF  OPERATION

     During the period from August 19, 1999 (date of inception) through March 31, 2001, New Hampshire Industrials has engaged in no significant operations other than organizational activities, acquisition of the rights to market Vitamineralherb products. No revenues were received by New Hampshire Industrials during this period.

     For the current fiscal year, New Hampshire Industrials anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, as amended, and expenses associated with setting up a company structure to begin implementing its business plan. New Hampshire Industrials anticipates that until these procedures are completed, it will not generate revenues, and may continue to operate at a loss thereafter, depending upon the performance of the business.

     New Hampshire Industrials' business plan is to begin marketing and selling Vitamineralherb products.

LIQUIDITY  AND  CAPITAL  RESOURCES

     New Hampshire Industrials remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or shareholders' equity. New Hampshire Industrials currently has no assets. Organizational expenses of $4,822 were paid for by the initial shareholders and expensed to operations.

     New Hampshire Industrials expects to carry out its plan of business as discussed above. New Hampshire Industrials has no immediate expenses, other than the $4,822 of organizational expenses incurred and paid by the initial shareholders on behalf of New Hampshire. Edward Best will serve in his capacity as an officer and director of New Hampshire Industrials without compensation until a market is developed for the Vitamineralherb products.

     New Hampshire Industrials' business plan is to sell Vitamineralherb.com products to targeted markets. It intends to employ sales people or a commission sales firm to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients via the Internet.

     Based primarily on discussions with the licensor, New Hampshire Industrials believes that during its first operational quarter, it will need a capital infusion of approximately $90,000 to achieve a sustainable sales level where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of advertising, hiring and paying two salespeople, and administrative expenses. In addition, New Hampshire Industrials will need approximately $260,000 in the event it determines that its market will not pay in advance and it will have to extend credit.

     In addition, New Hampshire Industrials may engage in a combination with another business. New Hampshire Industrials cannot predict the extent to which its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity with which New Hampshire Industrials may eventually combine. New Hampshire Industrials has engaged in no discussions concerning potential business combinations, and has not entered into any agreement for such a combination.

     New Hampshire Industrials will need additional capital to carry out its business plan or to engage in a combination with another business. No commitments to provide additional funds have been made by management or other shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to New Hampshire Industrials or at all. New Hampshire Industrials has no commitments for capital expenditures.

ITEM  3.     DESCRIPTION  OF  PROPERTY
--------------------------------------

     New Hampshire Industrials currently maintains limited office space at 2400 Lop 35, #1502, Alvin, Texas 77512, for which it pays no rent. Its phone number is (281) 331-5580. New Hampshire Industrials does not believe that it will need to obtain additional office space at any time in the foreseeable future until its business plan is more fully implemented.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT
--------------------------------------------------------------------------------

     The following table sets forth, as of June 15, 2001, New Hampshire Industrials' outstanding common stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by New Hampshire Industrials to own beneficially, more than 5% of its common stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown. On June 15, 2001, there were 4,500,000 shares of common stock issued and outstanding.


                                       NUMBER OF    PERCENTAGE OF
     NAME                             SHARES HELD    SHARES OWNED
     ----                             -----------  - ------------

     J. P. Beehner                      1,250,000             28%
     P.O. Box 2370
     Alvin, Texas 77512

     Dorothy A. Mortenson               1,250,000             28%
     P.O. Box 5034
     Alvin, Texas 77512

     Edward L. Best                             0              0%
     1913 Parkcrest
     Alvin, Texas 77511

     ALL EXECUTIVE OFFICERS AND
     DIRECTORS AS A GROUP (1 person)            0              0%

ITEM  5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
-----------------------------------------------------------------------

     The following table sets forth the name, age and position of each director and executive officer of New Hampshire Industrials Inc.

     NAME                       AGE    POSITION
     ----                       ---    --------
     Edward  L.  Best           58     President,  Secretary,  Treasurer
                                       and  sole  Director

     Edward  L.  Best  - Mr. Best brings a wealth of knowledge and over 35 years
     ----------------
experience with a number of successful business ventures. He has been involved in the aviation industry with large companies as project manager for research and development, production planning and personnel management. Mr. Best was a key figure in several commercial and residential real estate development projects as well as assisting in the founding and establishing of a manufacturing firm of which he served on the board of directors and vice president. Mr. Best attended college in Texas and has a great deal of experience in business management and labor relations. Since May, 2001, he has been president of New Hampshire Industrials Inc.

ITEM  6.     EXECUTIVE  COMPENSATION
------------------------------------

     No officer or director has received any remuneration for New Hampshire Industrials. Although there is no current plan in existence, it is possible that New Hampshire Industrials will adopt a plan to pay or accrue compensation to its officer and director for services related to the implementation of New Hampshire Industrials' business plan. New Hampshire Industrials has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of its director or officer, but the Board of Directors may recommend adoption of one or more such programs in the future. New Hampshire Industrials has no employment contract or compensatory plan or arrangement with any executive officer of New Hampshire Industrials The director currently does not receive any cash compensation from New Hampshire Industrials for his service as a member of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted. See "Certain Relationships and Related Transactions."

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
---------------------------------------------------------------

     No director, executive officer or nominee for election as a director of New Hampshire Industrials', and no owner of five percent or more of New Hampshire Industrials' outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount received exceeds $60,000.

ITEM  8.     DESCRIPTION  OF  SECURITIES
----------------------------------------

COMMON  STOCK

     New Hampshire Industrials' Articles of Incorporation authorize the issuance of 25,000,000 shares, par value $0.001 per share, of common stock. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors.

     Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of New Hampshire Industrials, holders are entitled to receive, ratably, the net assets of the company available to stockholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of New Hampshire Industrials' common stock are issued, the relative interests of then existing stockholders may be diluted.

TRANSFER  AGENT

     New Hampshire Industrials is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the company's securities. Should New Hampshire Industrials' securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

                                     PART II

ITEM  1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
--------------------------------------------------------------------------------
RELATED  STOCKHOLDER  MATTERS
-----------------------------

     No established public trading market exists for New Hampshire Industrials' securities. New Hampshire Industrials has no common equity subject to outstanding purchase options or warrants. New Hampshire Industrials has no securities convertible into its common equity. There is no common equity that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or that New Hampshire Industrials has agreed to register under the Securities Act of 1933, as amended, for sale by shareholders.

ITEM  2.  LEGAL  PROCEEDINGS
----------------------------

     New Hampshire Industrials is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the officer and director knows of no legal proceedings against New Hampshire Industrials or its property contemplated by any governmental authority.

     No director, officer, or affiliate of New Hampshire Industrials and no owner of record or beneficial owner of more than 5% of the securities of New Hampshire Industrials', or any associate of any such director, officer or security holder, is a party adverse to the company or has a material interest adverse to the company in reference to pending litigation.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
---------------------------------------------------------------

     None.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES
--------------------------------------------------------

NAME OF                 DATE OF                 PURCHASE   PRICE PER
SHAREHOLDER             PURCHASE      SHARES      PRICE      SHARE
----------------------  ----------  ---------  ---------  ----------

J.P. Beehner            8/20/99(1)  1,250,000  $1,250.00  $    0.001

Dorothy A. Mortenson    8/20/99(1)  1,250,000  $1,250.00  $    0.001

David R. Mortenson      8/21/99(2)    200,000  $  200.00  $    0.001

Joshua J. Mortenson     8/21/99(2)    200,000  $  200.00  $    0.001

Joshua Daniel Smetzer   8/21/99(2)    200,000  $  200.00  $    0.001

George R. Quan          8/21/99(2)    200,000  $  200.00  $    0.001

Marie M. Charles        8/21/99(2)    200,000  $  200.00  $    0.001

Roy Donovan Hinton Jr.  8/21/99(2)    200,000  $  200.00  $    0.001

Eberhard Mueller        8/21/99(2)    200,000  $  200.00  $    0.001

Rick Wilson             8/21/99(2)    200,000  $  200.00  $    0.001

Don Lawson Kerster      8/21/99(2)    200,000  $  200.00  $    0.001

David Young             8/21/99(2)    200,000  $  200.00  $    0.001

1.   Issued  in  consideration  of  pre-incorporation  services  and  expenses.

2. Issued in consideration of the transfer of New Hampshire Industrials' main asset.

     Each of the sales listed above was made for cash , services or in exchange for New Hampshire Industrials' principal asset. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended. New Hampshire Industrials had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. A separate filing of a Form D has been made to the Securities and Exchange Commission concerning the issuance of the aforementioned shares. All such sales were made without the aid of underwriters, and no sales commissions were paid.

     On August 20, 1999, New Hampshire Industrials' issued 2,500,000 shares of common stock to two shareholders in satisfaction of certain organizational costs (approximately $2500) and activities performed by the shareholders. The issuance of the shares were exempt from registration under Rule 506 of Regulation D, and sections 3(b) and 4(2) of the Securities Act of 1933, as amended, due to the shareholders being New Hampshire Industrials' founders and serving as its initial management, and the limited number of investors (two).

     On August 21 1999, New Hampshire Industrials issued a total of 2,000,000 shares of common stock to ten shareholders, one of whom was the general partner, and nine of whom were investor participants in the licensor of New Hampshire Industrials' Biocatalyst rights. The issuance of the common stock was exempt from registration under Rule 504 of Regulation D and section 3(b) of the Securities Act of 1933, as amended. New Hampshire Industrials' shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. If the exemption under Rule 504 of Regulation D is not available, New Hampshire Industrials believes that the issuance was also exempt under Rule 506 of Regulation D and section 3(b) and 4(2) under the Securities Act of 1933, as amended, due to the limited manner of the offering, promptly filing notices of sale, and limiting the issuance of shares to a small number of accredited investors (ten).

     On February 15, 2000, four of the shareholders described above transferred their shares to four other individuals. These four selling shareholders received consideration of $200 each for their shares. The purchasers represented and warranted to the sellers that the purchasers were "accredited investors" as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended. These were sales between private individuals.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
----------------------------------------------------------

     The Articles of Incorporation and the By-laws of New Hampshire Industrials provide that the company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in New Hampshire Industrials' best interest and is a party by reason of his status as an officer or director, absent a finding of negligence of misconduct in the performance of a duty.


                                    PART F/S

                         NEW HAMPSHIRE INDUSTRIALS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)




                                  AUDIT REPORT
                                  March 31,2001




                          RON LAMBRECHT, C.P.A.,L.L.C.
                           Certified Public Accountant
                               610 9th Street East
                            Kalispell, Montana 59901

                         NEW HAMPSHIRE INDUSTRIALS, INC
                          (A Development Stage Company)



                                                                          Index

Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . . .  F-2

Balance Sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3

Statement of Operations . . . . . . . . . . . . . . . . . . . . . . . . .  F-4

Statement of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . .  F-5

Statement of Stockholders' Equity . . . . . . . . . . . . . . . . . . . .  F-6

Notes to the Financial Statements . . . . . . . . . . . . . . . . . . . .  F-7.

                           Ron Lambrecht,C.P.A.,L.L.C.
                           Certified Public Accountant
                               610 9th Street East
                            Kalispell, Montana  59901
                                 (406) 752-5533


INDEPENDENT  AUDITORS'S  REPORT

To the Board of Directors, New Hampshire Industrials, Inc.(A Development Stage Company)
P.  O.  Box  5034
Alvin, Tx.  77512-5034

I have audited the accompanying Balance Sheet of New Hampshire Industrails, Inc. ( A Development Stage Enterprise) as of March 31,2001 and the Statements of Operations, Stockholders' Equity, and Cash Flows for the period August 9,1999 (Inception) through March 31,2001. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

My audit was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Hampshire Industrails, Inc. (A Development Stage Enterprise) as of March 31,2001, and the results of its operations and changes in its cash flows for the period from August 9,1999 (Inception) through March 31,2001 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Ron  Lambrecht,  C.P.A.

May  14,2001


                                       F-2

     The accompanying notes are an integral part of the financial statements

                         NEW HAMPSHIRE INDUSTRAILS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                  BALANCE SHEET
                                     ASSETS


                                                          March 31,   June 30,
                                                            2001       2000

Current Assets
   Cash                                                          0          0
                                                         ----------  ---------

Total Current Assets                                             0          0
                                                         ----------  ---------


Other Assets
   License Rights (Note 1,11 and 111)                          944       1444
                                                         ----------  ---------

Total Other Assets                                             944       1444
                                                         ----------  ---------

Total Assets                                                   944       1444
                                                         ----------  ---------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts Payable                                          1,275       1275

Stockholders' Equity:
   Common Stock, $0.001 Par Value; 25,000,000 Shares
   Authorized. 4,500,000 Shares Issued and Outstanding       4,500       4500

   (Deficit) Accumulated During the Development Stage       (4,831)     (4331)

Total Stockholders' Equity (Deficit)                          (331)       168


Total Liabilities And Stockholders' Equity                     944       1444


                                       F-3

     The accompanying notes are an integral part of the financial statements

                                    NEW HAMPSHIRE INDUSTRAILS, INC.
                                    (A DEVELOPMENT STAGE ENTERPRISE)
                                         STATEMENT OF OPERATION

                                               Accumulated            Nine         From August 19,1999
                                           From August 19,1999       Months        (date inception) to
                                            (date inception)         ended
                                            to March 31,2001      March 31,2001       June 30,2000
REVENUES                                                                          $                  0

Operating Expenses

  Legal Fees                                             3,356                                   3,365
  License Written-Off                                    1,056              500                    556
  Taxes & Fees                                             320                                     320
  Office                                                    90                                      90

Total Operating Expenses                                 4,822              500                  4,331


Net (Loss) for the Period                 $             (4,822)  $         (500)  $             (4,331)

Net (Loss) per Share                                             $      (0.0001)  $             (0.001)


Weighted Average Number of Common Shares
Outstanding                                                            4,500,000            4,500,000


                                       F-4

     The Accompanying Notes Are An Integral Part Of The Financial Statements

                                        NEW HAMPSHIRE INDUSTRAILS, INC.
                                       (A Development Stage Enterprise)
                                            STATEMENT OF CASH FLOWS

                                                  Accumulated
                                              From August 19, 1999        Nine Months          From August 19,
                                              (date inception) to           ended           1999 (date inception)
                                                 March 31,2001           March 31,2001         to June 30,2000
CASH FLOWS PROVIDED BY (USED FOR)

   INCREASE OF ACCOUNTS PAYABLE              $               1,275                           $             1,275

CASH FLOWS FROM (BY) OPERATING
ACTIVITIES:

   NET INCOME (LOSS) FOR THE PERIOD          $              (4,831)                   (500)                (4,331)
   AMORTIZATION OF LICENSE                                   1,056                     500                    556
CASH FLOWS FROM INVESTING ACTIVITIES:
   PURCHASE OF LICENSE                                      (2,000)                                        (2,000)
 CASH FLOWS FROM(TO) FINANCING ACTIVITIES:

   ISSUANCE OF COMMON STOCKS                                 4,500                                          4,500


INCREASE (DECREASE) IN CASH FOR THE PERIOD                       0                       0                      0


CASH BEGINNING OF PERIOD                                         0                       0                      0


CASH END OF PERIOD                           $                   0   $                   0   $                  0


                                       F-5

     The Accompanying Notes Are An Integral Part Of The Financial Statements

                                          NEW HAMPSHIRE INDUSTRAILS, INC
                                         (A DEVELOPMENT STAGE ENTERPRISE)
                                   STATEMENT OF STOCKHOLDERS; EQUITY (DEFICIT)
                                          FOR THE PERIOD AUGUST 19,1999
                                              THROUGH MARCH 31,2001

                                                                           (Deficit)
                                                                          Accumulated
                                     Common        Common    Additional    During the        Total
                                      Stock        Stock       Paid-in    Development    Stockholders'
                                    Number of      Amount      Capital       Stage          Equity
August 20,1999
Issuance of
Common Stock for
Expense Reimbursement                2,500,000        2,500            0             0  $      2,500

Issuance of Common
Stock for License
August 21,1999                       2,000,000   $    2,000            0             0  $      2,000

Deficit for the
Period From
August 19,1999
(Inception)
Through  March
31,2001                                      0            0            0       ($4,831)      ($4,831)


Balance March 31,
2001                                 4,500,000   $    4,500  $         0       ($4,831)        ($331)


                                       F-6

     The Accompanying Notes Are An Integral Part Of The Financial Statements

                         NEW HAMPSHIRE INDUSTRAILS, INC.
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                  MARCH 31,2001


NOTE  1-ORGANIZATION  AND  HISTORY,  DEVELOPMENT  STAGE  COMPANY


New Hampshire Industrails, Inc. herein (the "Company") was incorporated in the State of Nevada on August 19,1999. The Company acquired a license to market under a non-exclusive private license a product known as "Biocatalyst" an Oxygen-enriched water product for the States of New Hampshire and Vermont for remediation of cane bogasse, silage, compost, trash, garbage and other organic waste and byproducts exclusive of remediation of petroleum-based hydrocarbon contamination.

As discussed in Note 111, this license is in jeopardy and the Company has retained the right to sue the vendor. As a replacement for this license, the Company was granted additional rights to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products for New Hampshire. The grantor of the license offers these products for sale from various suppliers on their web site. See Note 1V regarding related party transactions.

The Company is in the development stage. In a development stage company, management devotes most of its activities in developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.


NOTE  11-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

(a)  Year  end
     The  Company's  fiscal  year  end  is  June  30.


(b)  Accounting  Method
     The  Company  records  income  and  expenses  on  the  accrual  method.


(c)  Cash  and  Cash  Equivalents
     The Company considers all highly liquid instruments with a maturity of three months or less at the Time of the issuance to be cash equivalents.

(d)  Use  of  Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

(e)  Licenses
     Costs to acquire licenses are capitalized as incurred. These costs will be amortized on a straight-line basis over their remaining useful lives. The carrying value of the license is evaluated in each reporting period to determine if there were events or circumstances, which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgement.


NOTE  111-LICENSES

     (a) On August 20,1999 the Company acquired a license for a product. The Company has exclusive right to distribute and market the product under a private label in the State of New Hampshire for a period of three years expiring August 20,2002. The Company issued 2,000,000 shares at a fair market value of $.001 or $2,000. The shares were issued to the licensor who are members of a partnership and whose general partner is also a spouse of a director and officer of the Company. The Company's right to use this license is in jeopardy due to a lawsuit between the vendor of the license and the original owner. The Company and its shareholder have the right to sue for breach of contract.

     (b) As a replacement for the above license, at no additional cost, the Company was granted additional rights to market vitamins, minerals, nutritional supplements and other health and fitness products through the Grantor's Web Site. The Company desires to market these products to medical practitioners, alternative health professionals, martial arts studios and instructors, sports and fitness trainers,other health and fitness practitioners, school and other fund raising programs and other similar types of customers for New Hampshire. The Company must pay an annual fee of $500 for maintenance of the Grantor's Web Site. The Grantor of the license retains 50% of the profits.


NOTE  IV-RELATED  PARTY  TRANSACTIONS

Jimmy Beehner and Dorothy Mortenson, the Company's officers and directors have each purchased 1,250,000 shares of the common stock at a price of $0.001 per share for an aggregate price of $2,500. Dorothy Mortenson's husband is David R. Mortenson Principal of David R. Mortenson & Associates, the company, which is the Grantor in the license with the company to licensed products.


                                       F-7

     The Accompanying Notes Are An Integral Part Of The Financial Statements

                                    PART III

ITEM  1.  INDEX  TO  EXHIBITS
-----------------------------

     Exhibit  No.     Description
     ------------     -----------
          2.1         Articles  of  Incorporation

          2.2         Bylaws

          4.1         Specimen  Common  Stock  Certificate

         10.1         License  Agreement

         23.1         Consent  of  Independent  Auditors

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has dully caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated  this  18th  day  of  June,  2001.


                                      NEW  HAMPSHIRE  INDUSTRIALS  INC.



                                      By:          /s/
                                           -------------------------------------
                                           Edward  L.  Best
                                           President,  Secretary,  Treasurer
                                           and  Director

                                  EXHIBIT INDEX


     Exhibit  No.     Description
     ------------     ------------
          2.1         Articles  of  Incorporation

          2.2         Bylaws

          4.1         Specimen  Common  Stock  Certificate

         10.1         License  Agreement

         23.1         Consent  of  Independent  Auditors